December 16, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Nguyen

Re:	Indonesia Energy Corporation Limited
Registration Statement on Form F-1, as amended
Filed July 30, 2019
File No. 333-232894

Dear Ms. Nguyen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Aegis Capital Corp., as underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m. EST on December 18, 2019, or as soon as thereafter practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: November 29, 2019
(ii)	Dates of distribution: November 29, 2019 through the date hereof
(iii)	Number of prospective underwriters and selected dealers to whom the preliminary prospectus was furnished: 6
(iv)	Number of prospectuses so distributed: approximately 1,000

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

AEGIS CAPITAL CORP.

By:	/s/ Joe Rallo
Name: Joe Rallo
Title: Co-Head of Investment Banking